UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Point Blank Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

730529104

(CUSIP Number)

Ryan Levenson
Manager
Privet Fund Management LLC
50 Old Ivy Road, Suite 230
Atlanta, Georgia 30342
(404) 419-2677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 730529104	Page 2 of 13

1)	Names of Reporting Persons. Ryan Levenson
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 162,000
8) Shared Voting Power: 3,384,899
9) Sole Dispositive Power: 162,000
10) Shared Dispositive Power: 3,384,899

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,546,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 6.84%
14)	Type of Reporting Person (See Instructions): IN

Cusip No. 730529104	Page 3 of 13

1)	Names of Reporting Persons. Privet Fund Management LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 3,384,899
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 3,384,899

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,384,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 6.53%
14)	Type of Reporting Person (See Instructions): OO

Cusip No. 730529104	Page 4 of 13

1)	Names of Reporting Persons. Privet Fund, L.P.
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 2,784,899
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 2,784,899

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,784,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 5.37%
14)	Type of Reporting Person (See Instructions): PN

Cusip No. 730529104	Page 5 of 13

1)	Names of Reporting Persons. Angel Oak Partners Fund I, LLC I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 100,000
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 100,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 0.2%
14)	Type of Reporting Person (See Instructions): OO

Cusip No. 730529104	Page 6 of 13

1)	Names of Reporting Persons. James Rubright
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 3,000
8) Shared Voting Power: 500,000
9) Sole Dispositive Power: 3,000
10) Shared Dispositive Power: 500,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 503,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 0.97%
14)	Type of Reporting Person (See Instructions): IN

Cusip No. 730529104	Page 7 of 13

1)	Names of Reporting Persons. Ben Rosenzweig
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 55,200
8) Shared Voting Power: 0
9) Sole Dispositive Power: 55,200
10) Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,200
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 0.1%
14)	Type of Reporting Person (See Instructions): IN

Cusip No. 730529104	Page 8 of 13

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Point Blank Solutions, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2102 SW 2nd St., Pompano Beach, Florida 33069

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Ryan Levenson (“Mr. Levenson”), (ii) Privet Fund Management LLC, a Delaware limited liability company, (iii) Privet Fund LP, a Delaware limited partnership, (iv) Angel Oak Partners Fund I, LLC, a Delaware limited liability company (“Angel Oak”), (v) James Rubright (“Mr. Rubright”) and (vi) Ben Rosenzweig (“Mr. Rosenzweig”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Mr. Levenson is the sole member and manager of Privet Fund Management LLC, which is the general partner and investment manager of Privet Fund LP, the co-manager of Angel Oak and has investment discretion over a managed account owned by Mr. Rubright. Mr. Rosenzweig is a financial analyst for Privet Fund Management LLC.

(b) The address of the principal offices of each of Privet Fund Management LLC, Privet Fund LP and Angel Oak is 50 Old Ivy Road, Suite 230, Atlanta, GA 30342, the business address of Messrs. Levenson and Rosenzweig is 50 Old Ivy Road, Suite 230, Atlanta, GA 30342, and the business address of Mr. Rubright is 504 Thrasher Street, Norcross, GA 30071.

(c) The principal business of Privet Fund LP and Angel Oak is that of private funds engaged in investment in securities for their own account. The principal business of Privet Fund Management LLC is providing administrative and management services to Privet Fund LP, Angel Oak and a managed account owned by Mr. Rubright. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management LLC. The principal occupation or employment of Mr. Rosenzweig is financial analyst for Privet Fund Management LLC. The principal occupation or employment of Mr. Rubright is Chairman and CEO of a publicly traded company which is primarily a manufacturer of packaging products, recycled paperboard, containerboard, bleached paperboard and merchandising displays.

(d) During the last 5 years, none of Mr. Levenson, Privet Fund Management LLC, Privet Fund LP, Angel Oak, Mr. Rubright or Mr. Rosenzweig has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of Mr. Levenson, Privet Fund Management LLC, Privet Fund LP, Angel Oak, Mr. Rubright or Mr. Rosenzweig has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Levenson, Rubright and Rosenzweig are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the shares of Common Stock held by Mr. Levenson, Privet Fund LP, Angel Oak, Mr. Rubright and Mr. Rosenzweig is $48,018, $613,709, $29,000, $145,879 and $17,249, respectively. Such shares were purchased with the investment capital of the respective entities and the personal funds of the respective individuals.

Cusip No. 730529104	Page 9 of 13

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On June 1, 2010, a letter on behalf of Mr. Levenson and the other Reporting Persons was sent to the Acting United States Trustee for the District of Delaware, requesting that a statutory committee of equity holders be appointed pursuant to the Bankruptcy Code.

Item 5.	Interest in Securities of the Issuer.

(a) Based on an aggregate of 51,843,057 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on June 10, 2010:

(i) Mr. Levenson beneficially owned 3,546,899 shares of Common Stock, constituting 6.84% of the shares outstanding.

(ii) Privet Fund Management  LLC beneficially owned 3,384,899 shares of Common Stock, constituting 6.53% of the shares outstanding.

(iii) Privet Fund LP beneficially owned 2,784,899 shares of Common Stock, constituting 5.37% of the shares outstanding.

(iv) Angel Oak beneficially owned 100,000 shares of Common Stock, constituting 0.2% of the shares outstanding.

(v) Mr. Rubright beneficially owned 503,000 shares of Common Stock, constituting 0.97% of the shares outstanding.

(vi) Mr. Rosenzweig beneficially owned 55,200 shares of Common Stock, constituting 0.1% of the shares outstanding.

(b) (i) Mr. Levenson is the record owner of 162,000 shares of Common Stock, and has the sole power to vote and dispose of such shares. Mr. Levenson is sole member and manager of Privet Fund Management LLC, which has shared power to vote and dispose of 2,784,899 shares of Common Stock owned of record by Privet Fund LP, 100,000 shares of Common Stock owned of record by Angel Oak and 500,000 shares owned of record by Mr. Rubright through a managed account. As such, Mr. Levenson has shared power to vote and dispose of an aggregate of 3,384,899 shares of Common Stock.

(ii) Privet Fund Management LLC is the investment manager of Privet Fund LP and co-investment manager of Angel Oak, has investment discretion over a managed account owned by Mr. Rubright, and accordingly has shared power to vote and dispose of 2,784,899 shares of Common Stock owned of record by Privet Fund LP, 100,000 shares of Common Stock owned of record by Angel Oak and 500,000 shares owned of record by Mr. Rubright through a managed account.

Cusip No. 730529104	Page 10 of 13

(iii) Privet Fund LP has shared power to vote and dispose of 2,784,899 shares of Common Stock owned of record by it.

(iv) Angel Oak has shared power to vote and dispose of 100,000 shares of Common Stock owned of record by it.

(v) Mr. Rubright has sole power to vote and dispose of 3,000 shares of Common Stock owned of record by him, and shared power to vote and dispose of 500,000 shares of Common Stock owner of record by him through a managed account.

(vi) Mr. Rosenzweig is the record owner of 55,200 shares of Common Stock, and has the sole power to vote and dispose of such shares.

(c) during the 60 days prior to June 1, 2010, the Reporting Persons effected the following transactions in the Common Stock:

Transactions by Mr. Levenson

Date	Transaction	Price	Number of Shares

5/17/10	Purchase	$0.1977	2,000
5/18/10	Purchase	$0.2074	8,000
5/19/10	Purchase	$0.2052	2,000
5/25/10	Purchase	$0.2902	150,000

Transactions by Privet Fund LP

Date	Transaction	Price	Number of Shares

5/11/10	Purchase	$0.1067	200,000
5/12/10	Purchase	$0.1149	245,035
5/13/10	Purchase	$0.1653	352,500
5/13/10	Purchase	$0.1423	207,374
5/14/10	Purchase	$0.184	167,600
5/17/10	Purchase	$0.1999	250,000
5/17/10	Purchase	$0.1977	20,000
5/18/10	Purchase	$0.20	76,323
5/19/10	Purchase	$0.2051	102,600
5/20/10	Purchase	$0.2119	61,700
5/21/10	Purchase	$0.2421	139,458
5/21/10	Purchase	$0.22	8,500
5/24/10	Purchase	$0.2728	181,247
5/24/10	Purchase	$0.26	120,000
5/25/10	Purchase	$0.2902	78,212
5/26/10	Purchase	$0.3063	89,350
5/28/10	Purchase	$0.288	10,000
6/1/10	Purchase	$0.3124	75,000
6/1/10	Purchase	$0.28	400,000

Cusip No. 730529104	Page 11 of 13

Transactions by Angel Oak

Date	Transaction	Price	Number of Shares

6/1/10	Purchase	$0.28	100,000

Transactions by Mr. Rubright

Date	Transaction	Price	Number of Shares

5/28/10	Purchase	$0.29	3,000
6/1/10	Purchase	$0.28	500,000

Transactions by Mr. Rosenzweig

Date	Transaction	Price	Number of Shares

5/26/10	Purchase	$0.30	10,200
5/26/10	Purchase	$0.315	45,000

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Appendix A. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2010

/s/ Ryan Levenson
Ryan Levenson

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

PRIVET FUND LP By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

ANGEL OAK PARTNERS FUND I, LLC By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

/s/ James A. Rubright
James A. Rubright

/s/ Ben Rosenzweig
Ben Rosenzweig

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

APPENDIX A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

/s/ Ryan Levenson
Ryan Levenson

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

PRIVET FUND LP By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

ANGEL OAK PARTNERS FUND I, LLC By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

/s/ James A. Rubright
James A. Rubright

/s/ Ben Rosenzweig
Ben Rosenzweig